UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2025

MASTERWORKS VAULT 2, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12271

Delaware	93-1570482
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1 WORLD TRADE CENTER, 57TH FLOOR, NEW YORK, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 301 Class A Ordinary Shares, Series 302 Class A Ordinary Shares, Series 303 Class A Ordinary Shares, Series 304 Class A Ordinary Shares, Series 305 Class A Ordinary Shares, Series 306 Class A Ordinary Shares, Series 307 Class A Ordinary Shares, Series 308 Class A Ordinary Shares, Series 310 Class A Ordinary Shares, Series 311 Class A Ordinary Shares, Series 312 Class A Ordinary Shares, Series 313 Class A Ordinary Shares, Series 314 Class A Ordinary Shares, Series 317 Class A Ordinary Shares, Series 321 Class A Ordinary Shares, Series 324 Class A Ordinary Shares, Series 328 Class A Ordinary Shares, Series 331 Class A Ordinary Shares, Series 333 Class A Ordinary Shares, Series 335 Class A Ordinary Shares, Series 341 Class A Ordinary Shares, Series 342 Class A Ordinary Shares, Series 347 Class A Ordinary Shares, Series 364 Class A Ordinary Shares, Series 378 Class A Ordinary Shares, Series 379 Class A Ordinary Shares, Series 382 Class A Ordinary Shares, Series 394 Class A Ordinary Shares, Series 397 Class A Ordinary Shares, Series 399 Class A Ordinary Shares, Series 401 Class A Ordinary Shares, Series 402 Class A Ordinary Shares, Series 406 Class A Ordinary Shares, Series 408 Class A Ordinary Shares, Series 409 Class A Ordinary Shares, Series 410 Class A Ordinary Shares, Series 461 Class A Ordinary Shares, Series 495 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks Vault 2, LLC, a Delaware series limited liability company and, as the context requires, the series of the Company and the segregated portfolios of Masterworks Cayman, SPC that holds title to the Artwork of each series, individually or collectively. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our unaudited Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

Overview

We are a Delaware series limited liability company formed on May 24, 2023 to facilitate investment in distinct artworks (each, an “Artwork” and collectively, the “Artworks”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended (each an “Offering” and, collectively, “Offerings”). The Class A shares of each series represent ordinary membership interests in such series (“Class A shares”) and an investment solely in a particular series and, thus, indirectly in the Artwork beneficially owned by that series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

On or about June 9, 2023, the Company commenced accepting subscriptions for one or more Offerings. As of June 30, 2025, aggregate subscriptions of $52,836,020 had been accepted by the Company and closed upon, resulting in the issuance of an aggregate of 2,641,801 Class A ordinary shares of various series at $20.00 per share. All of the proceeds from each Offering are used to pay, directly or indirectly, for the acquisition of Artwork, and to pay an expense allocation to Masterworks.

2

During all relevant times following the initial closing of each Offering, each series holds title to the specific Artwork that it acquires in a segregated portfolio of Masterworks Cayman, SPC, or “Masterworks Cayman”, a Cayman Islands segregated portfolio company. A segregated portfolio company registered under the Cayman Islands Companies Law is a single entity which may establish internal segregated portfolios. Each series owns 100% of the ordinary share capital of the applicable segregated portfolio, and such segregated portfolio will be treated as a subsidiary of the applicable series for financial reporting purposes. As of June 30, 2025, no series of the Company or any segregated portfolio of Masterworks Cayman beneficially owns any material assets other than the single Artwork associated with such series or has any indebtedness or commercial obligations following the final closing of such series offering other than obligations arising pursuant to a management services agreement with Masterworks and potential contractual obligations associated with an eventual sale of the Artwork of a series.

Pursuant to a management services agreement by and between the Company, on behalf of each applicable series, Masterworks Cayman, on behalf of each applicable segregated portfolio, and the Administrator (the “Services Agreement”), Masterworks manages all of our administrative services and funds all ordinary and necessary costs and expenses to maintain the Artwork of each series in exchange for preferred equity interests in each segregated portfolio of Masterworks Cayman (“SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman outstanding, per annum. The SPC Preferred share issuances are made quarterly in arrears and there is no overall limit to the number of SPC Preferred shares that may be issued to Masterworks. Masterworks will be entitled to receive $20.00 per SPC Preferred share in preference to distributions to holders of Class A shares. Each series of the Company or segregated portfolio of Masterworks Cayman, as applicable, will remain obligated to reimburse the Administrator for any extraordinary or non-routine costs, payments and expenses, if any, in cash from the proceeds of a sale of the Artwork of such series, and Masterworks may also charge additional transactional fees upon a private sale of Artwork in certain circumstances.

In addition, a one-time expense allocation payment to Masterworks by each series from the proceeds of a series offering is intended to be reasonable compensation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No such charges or expenses are otherwise invoiced to the Company.

Other than activities related to each series offering and the acquisition and maintenance of the Artworks, we have not conducted any other business activities or operations. Our strategy is to display, promote and market the Artwork of each series in a manner designed to enhance its provenance and increase its exposure and its value.

We do not expect to generate any material amount of revenues or cash flow unless and until we sell the Artwork of a series. We are totally reliant on Masterworks to maintain the Artwork and administer our business. Although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the Services Agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods.

Operating Results

Our operating results for any particular series for any fiscal period following the closing date on which the applicable series offering is fully subscribed will only reflect the management services fee, which includes all ordinary and necessary operating expenses, and any extraordinary or non-recurring items for which we are responsible. Accordingly, differences in operating results from one fiscal period to the next are primarily attributable to the timing of the acquisition and disposition of the Artwork of a series. Operating results for a particular series for any fiscal period may also be affected by changes in the fair value of the Artwork of such series, since the services fee payable to Masterworks in the form of SPC Preferred shares is recorded based on the fair value of the SPC Preferred shares over the time period during which the related services are performed.

During the periods presented in the unaudited Consolidated Financial Statements included in this Report, neither the Company nor any series was responsible for any extraordinary or non-recurring expenses.

3

Contingent Liabilities

Neither the Company nor any series had any contingent liabilities as of June 30, 2025.

Income Taxes

We expect that the Company will be treated as a partnership for U.S. federal income tax purposes and not as an association or publicly traded partnership subject to tax as a corporation. As a partnership, we generally will not be subject to U.S. federal income tax. Instead, each shareholder that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of our income, gain, loss, deduction or credit.

We had no federal and state income tax assets, liabilities or expenses as of and for the period ended June 30, 2025.

Liquidity and Capital Resources of the Administrator

We do not maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our Company and the business of each series in accordance with the Services Agreement. The table below summarizes selected unaudited balance sheet information of the Administrator as of June 30, 2025 and as of June 30, 2024, respectively:

	June 30, (in thousands)
	2025	2024
Assets
Cash, cash equivalents and restricted cash	$6,765,617	$24,468,658
Investments in securities from affiliates	25,483,356	18,691,099
Property and equipment, net	393,175	429,878
Other assets	4,497,580	1,391,623
Total assets	$37,139,729	$44,981,259

Liabilities
Current liabilities	$3,986,304	$2,765,713
Long-term liabilities	0	0
Total liabilities	3,986,304	2,765,713

Member’s Equity	33,153,425	42,215,546
Total Member’s equity	$33,153,425	$42,215,546

We believe the Administrator has sufficient sources of current and future liquidity to satisfy its obligations under the Services Agreement for the foreseeable future. We do not believe the Company will need to raise any additional funds through the issuance and sale of securities for any series that has completed an offering in the foreseeable future, excluding management fee shares, and we are not permitted to do so under our operating agreement without prior approval of holders of the Class A ordinary shares of such series.

Masterworks, including the Administrator, has experienced considerable growth since inception in 2017, which has been funded through borrowings from Scott W. Lynn, the Founder of Masterworks, equity contributions of approximately $110 million from private investors in October 2021 and borrowings under a $25 million senior secured revolving credit facility that expires in November 2025. Masterworks earns the vast majority of its management fees and obtains profits interests in the form of equity interests in issuers sponsored on the Masterworks Platform and periodically sells these equity interests for cash consideration. Masterworks has generated operating losses and negative cash flows from operations since 2022.

4

The Administrator earns fees in the form of SPC Preferred shares. Once earned the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1, which effectively results in dilution of other Class A shareholders of 1.5% per annum. The direct incremental costs incurred by the Administrator to satisfy its obligations under the Services Agreement are expected to be less than its revenues.

The Administrator has covenanted in the Services Agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the Services Agreement to fund the Company’s and each series operations until the sale of the Artwork of each series. The costs incurred by the Administrator to satisfy its obligations under the Services Agreement and similar agreements for other issuers are expected to be less than its cash inflows, though such cash inflows may be insufficient to fund the Administrator’s operations and growth initiatives. Masterworks intends to fund its ongoing operations and future growth through the sale of management fee shares, together with other revenues generated by Masterworks, and may seek additional sources of third-party financing.

Masterworks’ revolving credit facility is secured by substantially all assets of Masterworks, including a pledge of equity interests in the Company beneficially owned by Masterworks. Other than these rights to acquire equity interests from Masterworks in the event of a default under the loan facility, Masterworks creditors have no rights, claims or interest in the assets of the Company. As of September 26, 2025, Masterworks has no outstanding borrowings under the credit facility. Any subsequent borrowings, if any, along with certain fees and expenses become due and payable on November 30, 2025.

The Administrator conducts other business activities, including the management of other entities similar to the Company and expects that, with scale and maturity of its operations as sales of artwork and management fee shares become a more regular occurrence, the Administrator’s cash inflows will consistently exceed its costs. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, we intend to own the Artwork of each series for an indefinite period, although we will evaluate any reasonable third party offers to acquire the Artwork of a series following the offering conducted by the series.

Recent Developments in the Art Market

Transaction volumes in the global art market continued to reset from its COVID-era highs through 2024 and into the first half of 2025. Contemporary auction sales fell by 36% in 2024 to a six-year low, led by a sharp pullback in ultra-contemporary works – those by artists born from the 1970s onward – which declined -43% YoY amid sustained weakness in Chinese demand. Post-War continued to dominate sales at the top end of the market, capturing 76% of the $1m+ value and 73% of the lots (and 81% of the $10m+ lots) within the combined Post-War & Contemporary category.

In general, lower sales volumes has the effect of diminishing consignor interest in selling top-quality material, particularly at public auction. As a result, sales at the very highest end tightened with one nine-figure lot sold in 2024 (compared to two in 2023 and six in 2022), and sales between $10m-$100m dropped 45.5%, exerting an outsized drag on totals. Market fundamentals, however, showed improvement: sell-through rates rose to 84%, a three-year high, and the price-to-estimate ratio grew to 29% from 27% in 2024, signaling healthier price discovery, better-matched expectations and a return to a more normalized market

Private sales channels captured increased transaction volume as sellers avoided public auctions and buyers sought discretion. Christie’s private sales rose 41% YoY and Sotheby’s rose 17%. Dealer-run digital channels have more than doubled since 2019, reflecting continued investment and buyer comfort online. Meanwhile, third-party guarantees remained a core tool for underwriting marquee works. Collectors skewed toward established, market-tested names, as Jean-Michel Basquiat, Andy Warhol, and David Hockney led 2024 auction sales, at $185m, $173m and $151m respectively, underscoring the depth in mature Post-War markets even as riskier Contemporary assets reset.

5

Looking ahead through 2025, market sentiment has improved, but tariffs, geopolitics, and financial-market volatility could temper demand, particularly at the top end of the market. We expect a selective, private sales-led recovery: Post-War should continue to anchor the high end, while Contemporary stabilizes off 2024 lows with selectivity, guarantees and private sales shaping the pace of the rebound. A backlog of major estate sales, which tends to bring new material to the market, remains a potential catalyst for improved market sentiment and opportunity for price discovery.

Current art market transaction volumes remain below prior periods, reducing near-term opportunities for artwork sales and by extension, capital formation for new offerings. This has resulted in fewer portfolio exits and corresponding distributions to investors. The Company continues to exercise flexibility in timing sales based on market conditions. For the Administrator, reduced realized sales has decreased cash flows from profit participation, though management fee accruals continue as designed.

We are not otherwise aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations.

Commitments from Affiliates to Fund Operations

We have a written agreement with the Administrator to fund our operations and costs to maintain the Artwork of each series until we sell the Artwork or the earlier termination of the Services Agreement.

Item 2. Other Information

None.

6

Item 3. Consolidated Financial Statements

MASTERWORKS Vault 2, LLC

Consolidated Financial Statements

For the Period January 1, 2025 Through June 30, 2025

and For the Period January 1, 2024 Through June 30, 2024

F-1

MASTERWORKS VAULT 2, LLC

Consolidated Balance Sheet

As of June 30, 2025

	Series 301	Series 302	Series 303	Series 304	Series 305	Series 306	Series 307	Series 308	Series 310	Series 311	Series 312	Series 313	Series 314
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	120	120	120	120	2,120	120	120	120	120	120	120	120
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	120	120	120	120	2,120	120	120	120	120	120	120	120
Artwork	702,000	555,000	194,000	702,000	278,000	336,000	557,000	2,448,000	860,000	3,552,000	1,734,000	531,000	1,947,000
Total Assets	$702,120	555,120	194,120	702,120	278,120	338,120	557,120	2,448,120	860,120	3,552,120	1,734,120	531,120	1,947,120
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	$-	-	-	-	-	-	-	-	-	-	-	-	-
Members’ Equity:
Total Members’ Equity	$702,120	555,120	194,120	702,120	278,120	338,120	557,120	2,448,120	860,120	3,552,120	1,734,120	531,120	1,947,120

Noncontrolling interests in consolidated subsidiary	20,480	11,840	5,520	5,280	7,940	9,840	16,065	61,560	24,640	35,328	16,580	14,513	58,017
Members’ Equity	681,640	543,280	188,600	696,840	270,180	328,280	541,055	2,386,560	835,480	3,516,792	1,717,540	516,607	1,889,103

Total Liabilities And Members’ Equity	$702,120	555,120	194,120	702,120	278,120	338,120	557,120	2,448,120	860,120	3,552,120	1,734,120	531,120	1,947,120

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-2

	Series 317	Series 321	Series 324	Series 328	Series 331	Series 333	Series 335	Series 341	Series 342	Series 347	Series 364	Series 378	Series 379
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	110	120	120	120	120	120	110	120	120	8,800	120	110
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	110	120	120	120	120	120	110	120	120	8,800	120	110
Artwork	1,110,000	416,000	2,442,000	1,138,000	4,218,000	558,000	477,000	4,440,000	860,000	317,000	1,221,000	1,055,000	599,000
Total Assets	$1,110,120	416,110	2,442,120	1,138,120	4,218,120	558,120	477,120	4,440,110	860,120	317,120	1,229,800	1,055,120	599,110
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	-	-	-	-	-	-	-	8,700	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	148,840	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	157,540	-	-
Total Liabilities	$-	-	-	-	-	-	-	-	-	-	157,540	-	-
Members’ Equity:
Total Members’ Equity	$1,110,120	416,110	2,442,120	1,138,120	4,218,120	558,120	477,120	4,440,110	860,120	317,120	1,072,260	1,055,120	599,110

Noncontrolling interests in consolidated subsidiary	32,180	13,104	71,380	32,293	96,791	13,000	12,808	69,698	18,040	8,340	-	21,240	10,120
Members’ Equity	1,077,940	403,006	2,370,740	1,105,827	4,121,329	545,120	464,312	4,370,412	842,080	308,780	1,072,260	1,033,880	588,990

Total Liabilities And Members’ Equity	$1,110,120	416,110	2,442,120	1,138,120	4,218,120	558,120	477,120	4,440,110	860,120	317,120	1,229,800	1,055,120	599,110

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

	Series 382	Series 394	Series 397	Series 399	Series 401	Series 402	Series 406	Series 408	Series 409	Series 410	Series 461	Series 495	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	110	120	110	100	110	110	110	110	110	600	55,120	70,600
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	110	120	110	100	110	110	110	110	110	600	55,120	70,600
Artwork	1,761,000	599,000	3,996,000	898,000		1,554,000	1,373,000	3,608,000	643,000	3,189,000	2,109,000		52,977,000
Total Assets	$1,761,120	599,110	3,996,120	898,110	100	1,554,110	1,373,110	3,608,110	643,110	3,189,110	2,109,600	55,120	53,047,600
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	-	-	-	-	-	-	-	500	55,020	64,220
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	20,500	-	169,340
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	21,000	55,020	233,560
Total Liabilities	$-	-	-	-	-	-	-	-	-	-	21,000	55,020	233,560
Members’ Equity:
Total Members’ Equity	$1,761,120	599,110	3,996,120	898,110	100	1,554,110	1,373,110	3,608,110	643,110	3,189,110	2,088,600	100	52,814,040

Noncontrolling interests in consolidated subsidiary	45,660	12,660	92,320	17,560	-	12,463	15,700	70,600	13,300	53,980	10,640	-	1,031,480
Members’ Equity	1,715,460	586,450	3,903,800	880,550	100	1,541,647	1,357,410	3,537,510	629,810	3,135,130	2,077,960	100	51,782,560

Total Liabilities And Members’ Equity	$1,761,120	599,110	3,996,120	898,110	100	1,554,110	1,373,110	3,608,110	643,110	3,189,110	2,109,600	55,120	53,047,600

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

MASTERWORKS VAULT 2, LLC

Consolidated Balance Sheet

As of June 30, 2024

	Series 301	Series 302	Series 303	Series 304	Series 305	Series 306	Series 307	Series 308	Series 310	Series 311	Series 312	Series 313	Series 314
ASSETS
Current Assets:
Cash and Cash Equivalents	$110	110	110	110	110	2,110	110	110	110	110	1,610	110	110
Total Current Assets	110	110	110	110	110	2,110	110	110	110	110	1,610	110	110
Artwork	702,000	555,000	194,000	702,000	278,000	336,000	557,000	2,448,000	860,000	3,552,000	1,734,000	531,000	1,947,000
Total Assets	$702,110	555,110	194,110	702,110	278,110	338,110	557,110	2,448,110	860,110	3,552,110	1,735,610	531,110	1,947,110
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	-	-	-	-	-	-	-	1,500	-	-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	378,360	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	379,860	-	-
Total Liabilities	$-	-	-	-	-	-	-	-	-	-	379,860	-	-
Members’ Equity:
Total Members’ Equity	$702,110	555,110	194,110	702,110	278,110	338,110	557,110	2,448,110	860,110	3,552,110	1,355,750	531,110	1,947,110

Noncontrolling interests in consolidated subsidiary	9,800	3,440	2,640	3,340	3,740	4,680	7,180	24,480	11,560	15,840	-	6,440	28,340
Members’ Equity	692,310	551,670	191,470	698,770	274,370	333,430	549,930	2,423,630	848,550	3,536,270	1,355,750	524,670	1,918,770

Total Liabilities And Members’ Equity	$702,110	555,110	194,110	702,110	278,110	338,110	557,110	2,448,110	860,110	3,552,110	1,735,610	531,110	1,947,110

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

	Series 317	Series 321	Series 324	Series 328	Series 331	Series 333	Series 335	Series 341	Series 342	Series 347	Series 364	Series 378	Series 379
ASSETS
Current Assets:
Cash and Cash Equivalents	$110	110	110	110	110	110	110	236,660	110	110	100	110	600
Total Current Assets	110	110	110	110	110	110	110	236,660	110	110	100	110	600
Artwork	1,110,000	416,000	2,442,000	1,138,000	4,218,000	558,000	477,000	4,440,000	860,000	317,000	-	1,055,000	599,000
Total Assets	$1,110,110	416,110	2,442,110	1,138,110	4,218,110	558,110	477,110	4,676,660	860,110	317,110	100	1,055,110	599,600
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	-	-	-	-	236,560	-	-	-	-	500
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	1,007,220	-	-	-	-	500
Total Current Liabilities	-	-	-	-	-	-	-	1,243,780	-	-	-	-	1,000
Total Liabilities	$-	-	-	-	-	-	-	1,243,780	-	-	-	-	1,000
Members’ Equity:
Total Members’ Equity	$1,110,110	416,110	2,442,110	1,138,110	4,218,110	558,110	477,110	3,432,880	860,110	317,110	100	1,055,110	598,600

Noncontrolling interests in consolidated subsidiary	15,260	5,780	34,180	14,700	32,040	4,600	5,500	-	5,080	3,540	-	5,280	1,120
Members’ Equity	1,094,850	410,330	2,407,930	1,123,410	4,186,070	553,510	471,610	3,432,880	855,030	313,570	100	1,049,830	597,480

Total Liabilities And Members’ Equity	$1,110,110	416,110	2,442,110	1,138,110	4,218,110	558,110	477,110	4,676,660	860,110	317,110	100	1,055,110	599,600

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-6

	Series 382	Series 394	Series 397	Series 399	Series 401	Series 402	Series 406	Series 408	Series 409	Series 410	Series 461	Series 495	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$110	100	110	1,580	4,020	100	100	100	100	3,660	-	-	253,370
Total Current Assets	110	100	110	1,580	4,020	100	100	100	100	3,660	-	-	253,370
Artwork	1,761,000	599,000	3,996,000	898,000	-	1,554,000	1,373,000	3,608,000	643,000	3,189,000	-	-	49,647,000
Total Assets	$1,761,110	599,100	3,996,110	899,580	4,020	1,554,100	1,373,100	3,608,100	643,100	3,192,660	-	-	49,900,370
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	1,480	3,920	-	-	-	-	3,560	-	-	247,520
Amounts due to affiliate for purchase of artwork	-	-	-	1,980	-	-	931,580	-	-	10,900	-	-	2,330,540
Total Current Liabilities	-	-	-	3,460	3,920	-	931,580	-	-	14,460	-	-	2,578,060
Total Liabilities	$-	-	-	3,460	3,920	-	931,580	-	-	14,460	-	-	2,578,060
Members’ Equity:
Total Members’ Equity	$1,761,110	599,100	3,996,110	896,120	100	1,554,100	441,520	3,608,100	643,100	3,178,200	-	-	47,322,310

Noncontrolling interests in consolidated subsidiary	19,000	3,660	31,840	4,000	-	7,380	-	16,120	3,580	5,980	-	-	340,120
Members’ Equity	1,742,110	595,440	3,964,270	892,120	100	1,546,720	441,520	3,591,980	639,520	3,172,220	-	-	46,982,190

Total Liabilities And Members’ Equity	$1,761,110	599,100	3,996,110	899,580	4,020	1,554,100	1,373,100	3,608,100	643,100	3,192,660	-	-	49,900,370

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-7

MASTERWORKS VAULT 2, LLC

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 301	Series 302	Series 303	Series 304	Series 305	Series 306	Series 307	Series 308	Series 310	Series 311	Series 312	Series 313	Series 314
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$5,400	4,200	1,440	5,280	2,160	2,640	4,492	18,720	6,600	27,000	12,960	4,113	14,887
Total Expenses	5,400	4,200	1,440	5,280	2,160	2,640	4,492	18,720	6,600	27,000	12,960	4,113	14,887
Net Income/(Loss)	$(5,400)	(4,200)	(1,440)	(5,280)	(2,160)	(2,640)	(4,492)	(18,720)	(6,600)	(27,000)	(12,960)	(4,113)	(14,887)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	(0.15)	(0.15)	(0.15)	(0.16)	(0.16)	(0.16)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	35,136	27,778	9,710	35,135	13,914	16,918	27,879	122,525	43,044	177,780	85,750	26,577	97,449

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-8

	Series 317	Series 321	Series 324	Series 328	Series 331	Series 333	Series 335	Series 341	Series 342	Series 347	Series 364	Series 378	Series 379
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$8,520	3,984	18,720	8,953	32,723	4,200	3,667	42,503	6,480	2,400	-	8,040	4,560
Total Expenses	8,520	3,984	18,720	8,953	32,723	4,200	3,667	42,503	6,480	2,400	-	8,040	4,560
Net Income/(Loss)	$(8,520)	(3,984)	(18,720)	(8,953)	(32,723)	(4,200)	(3,667)	(42,503)	(6,480)	(2,400)	-	(8,040)	(4,560)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	(0.19)	(0.15)	(0.16)	(0.16)	(0.15)	(0.15)	(0.19)	(0.15)	(0.15)	-	(0.15)	(0.15)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	55,557	20,822	122,225	56,958	211,114	27,928	23,874	222,223	43,043	15,866	34,050	52,804	29,980

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-9

	Series 382	Series 394	Series 397	Series 399	Series 401	Series 402	Series 406	Series 408	Series 409	Series 410	Series 461	Series 495	Consolidated
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$13,440	4,560	30,480	6,840	-	12,463	10,320	27,360	4,920	24,120	10,640	-	399,783
Total Expenses	13,440	4,560	30,480	6,840	-	12,463	10,320	27,360	4,920	24,120	10,640	-	399,783
Net Income/(Loss)	$(13,440)	(4,560)	(30,480)	(6,840)	-	(12,463)	(10,320)	(27,360)	(4,920)	(24,120)	(10,640)	-	(399,783)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	(0.15)	(0.15)	(0.15)	-	(0.16)	(0.15)	(0.15)	(0.15)	(0.15)	(0.11)	-	(5.38)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	88,140	29,980	200,003	44,946	-	77,778	68,719	180,582	32,183	159,611	100,566	-	2,618,547

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-10

MASTERWORKS VAULT 2, LLC

Consolidated Income Statement

For the period from January 1, 2024 through June 30, 2024

	Series 301	Series 302	Series 303	Series 304	Series 305	Series 306	Series 307	Series 308	Series 310	Series 311	Series 312	Series 313	Series 314
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$5,280	3,440	1,440	3,340	2,040	2,520	4,200	18,360	6,480	15,840	-	3,960	14,760
Total Expenses	5,280	3,440	1,440	3,340	2,040	2,520	4,200	18,360	6,480	15,840	-	3,960	14,760
Net Income/(Loss)	$(5,280)	(3,440)	(1,440)	(3,340)	(2,040)	(2,520)	(4,200)	(18,360)	(6,480)	(15,840)	-	(3,960)	(14,760)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	(0.15)	(0.15)	(0.11)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.12)	-	(0.15)	(0.15)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	35,100	22,780	9,700	29,293	13,900	16,900	27,850	122,400	43,000	130,970	54,992	26,550	97,350

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-11

	Series 317	Series 321	Series 324	Series 328	Series 331	Series 333	Series 335	Series 341	Series 342	Series 347	Series 364	Series 378	Series 379
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$8,400	3,120	18,480	8,640	31,680	4,200	3,600	-	5,080	2,400	-	5,280	1,120
Total Expenses	8,400	3,120	18,480	8,640	31,680	4,200	3,600	-	5,080	2,400	-	5,280	1,120
Net Income/(Loss)	$(8,400)	(3,120)	(18,480)	(8,640)	(31,680)	(4,200)	(3,600)	-	(5,080)	(2,400)	-	(5,280)	(1,120)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	-	(0.13)	(0.15)	-	(0.12)	(0.05)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	55,500	20,800	122,100	56,900	210,172	27,900	23,850	157,915	37,877	15,850	-	44,815	23,268

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-12

	Series 382	Series 394	Series 397	Series 399	Series 401	Series 402	Series 406	Series 408	Series 409	Series 410	Series 461	Series 495	Consolidated
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$13,200	3,660	30,000	4,000	-	7,380	-	16,120	3,580	5,980	-	-	257,580
Total Expenses	13,200	3,660	30,000	4,000	-	7,380	-	16,120	3,580	5,980	-	-	257,580
Net Income/(Loss)	$(13,200)	(3,660)	(30,000)	(4,000)	-	(7,380)	-	(16,120)	(3,580)	(5,980)	-	-	(257,580)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	(0.12)	(0.15)	(0.10)	-	(0.10)	-	(0.09)	(0.11)	(0.04)	-	-	(4.11)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	88,050	29,721	199,800	41,415	-	73,272	20,963	173,256	31,593	146,948	-	-	2,232,750

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-13

MASTERWORKS VAULT 2, LLC

Consolidated Statement of Members’ Equity

(Unaudited)

Series 301
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	35,100	$697,490	1,000	$100	$697,590	226	$4,520	$702,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	264	5,280	5,280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,280)	-	-	(5,280)	-	-	(5,280)
Balance at June 30, 2024	35,100	$692,210	1,000	$100	$692,310	490	$9,800	$702,110

Balance at January 1, 2025	35,100	$686,940	1,000	$100	687,040	754	$15,080	$702,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	270	5,400	5,400
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,400)	-	-	(5,400)	-	-	(5,400)
Balance at June 30, 2025	35,100	$681,540	1,000	$100	$681,640	1,024	$20,480	$702,120

F-14

Series 302
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	11,021	220,430	1,000	$100	$220,530	-	$-	$220,530
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	16,729	334,580	-	-	334,580	-	-	334,580
Shares issued to noncontrolling interests for management services	-	-	-	-	-	172	3,440	3,440
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,440)	-	-	(3,440)	-	-	(3,440)
Balance at June 30, 2024	27,750	$551,570	1,000	$100	$551,670	172	$3,440	$555,110

Balance at January 1, 2025	27,750	$547,380	1,000	$100	547,480	382	$7,640	$555,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,200	4,200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,200)	-	-	(4,200)	-	-	(4,200)
Balance at June 30, 2025	27,750	$543,180	1,000	$100	$543,280	592	$11,840	$555,120

F-15

Series 303
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	9,700	$192,810	1,000	$100	$192,910	60	$1,200	$194,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	72	1,440	1,440
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,440)	-	-	(1,440)	-	-	(1,440)
Balance at June 30, 2024	9,700	$191,370	1,000	$100	$191,470	132	$2,640	$194,110

Balance at January 1, 2025	9,700	$189,940	1,000	$100	190,040	204	$4,080	$194,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	72	1,440	1,440
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,440)	-	-	(1,440)	-	-	(1,440)
Balance at June 30, 2025	9,700	$188,500	1,000	$100	$188,600	276	$5,520	$194,120

F-16

Series 304
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	20,568	$411,370	1,000	$100	$411,470	-	$-	$411,470
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	14,532	290,640	-	-	290,640	-	-	290,640
Shares issued to noncontrolling interests for management services	-	-	-	-	-	167	3,340	3,340
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,340)	-	-	(3,340)	-	-	(3,340)
Balance at June 30, 2024	35,100	$698,670	1,000	$100	$698,770	167	$3,340	$702,110

Balance at January 1, 2025	35,100	$693,400	1,000	$100	693,500	431	$8,620	$702,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	264	5,280	5,280
Shares exchanged	431	8,620	-	-	8,620	(431)	(8,620)	-
Net income/(loss)	-	(5,280)	-	-	(5,280)	-	-	(5,280)
Balance at June 30, 2025	35,531	$696,740	1,000	$100	$696,840	264	$5,280	$702,120

F-17

Series 305
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	13,900	$276,310	1,000	$100	$276,410	85	$1,700	$278,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	102	2,040	2,040
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,040)	-	-	(2,040)	-	-	(2,040)
Balance at June 30, 2024	13,900	$274,270	1,000	$100	$274,370	187	$3,740	$278,110

Balance at January 1, 2025	13,900	$272,240	1,000	$100	272,340	289	$5,780	$278,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	108	2,160	2,160
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,160)	-	-	(2,160)	-	-	(2,160)
Balance at June 30, 2025	13,900	$270,080	1,000	$100	$270,180	397	$7,940	$278,120

F-18

Series 306
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	16,900	$335,850	1,000	$100	$335,950	108	$2,160	$338,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	126	2,520	2,520
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,520)	-	-	(2,520)	-	-	(2,520)
Balance at June 30, 2024	16,900	$333,330	1,000	$100	$333,430	234	$4,680	$338,110

Balance at January 1, 2025	16,900	$330,820	1,000	$100	330,920	360	$7,200	$338,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	132	2,640	2,640
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,640)	-	-	(2,640)	-	-	(2,640)
Balance at June 30, 2025	16,900	$328,180	1,000	$100	$328,280	492	$9,840	$338,120

F-19

Series 307
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	27,850	$554,030	1,000	$100	$554,130	149	$2,980	$557,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,200	4,200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,200)	-	-	(4,200)	-	-	(4,200)
Balance at June 30, 2024	27,850	$549,830	1,000	$100	$549,930	359	$7,180	$557,110

Balance at January 1, 2025	27,850	$545,447	1,000	$100	545,547	569	$11,573	$557,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	216	4,492	4,492
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,492)	-	-	(4,492)	-	-	(4,492)
Balance at June 30, 2025	27,850	$540,955	1,000	$100	$541,055	785	$16,065	$557,120

F-20

Series 308
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	122,400	$2,441,890	1,000	$100	$2,441,990	306	$6,120	$2,448,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	918	18,360	18,360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(18,360)	-	-	(18,360)	-	-	(18,360)
Balance at June 30, 2024	122,400	$2,423,530	1,000	$100	$2,423,630	1,224	$24,480	$2,448,110

Balance at January 1, 2025	122,400	$2,405,180	1,000	$100	2,405,280	2,142	$42,840	$2,448,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	936	18,720	18,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(18,720)	-	-	(18,720)	-	-	(18,720)
Balance at June 30, 2025	122,400	$2,386,460	1,000	$100	$2,386,560	3,078	$61,560	$2,448,120

F-21

Series 310
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	43,000	$854,930	1,000	$100	$855,030	254	$5,080	$860,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	324	6,480	6,480
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,480)	-	-	(6,480)	-	-	(6,480)
Balance at June 30, 2024	43,000	$848,450	1,000	$100	$848,550	578	$11,560	$860,110

Balance at January 1, 2025	43,000	$841,980	1,000	$100	842,080	902	$18,040	$860,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	330	6,600	6,600
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,600)	-	-	(6,600)	-	-	(6,600)
Balance at June 30, 2025	43,000	$835,380	1,000	$100	$835,480	1,232	$24,640	$860,120

F-22

Series 311
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	65,970	$1,319,410	1,000	$100	$1,319,510	-	$-	$1,319,510
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	111,630	2,232,600	-	-	2,232,600	-	-	2,232,600
Shares issued to noncontrolling interests for management services	-	-	-	-	-	792	15,840	15,840
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(15,840)	-	-	(15,840)	-	-	(15,840)
Balance at June 30, 2024	177,600	$3,536,170	1,000	$100	$3,536,270	792	$15,840	$3,552,110

Balance at January 1, 2025	177,600	$3,509,527	1,000	$100	3,509,627	2,124	$42,493	$3,552,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,350	27,000	27,000
Shares exchanged	1,708	34,165	-	-	34,165	(1,708)	(34,165)	-
Net income/(loss)	-	(27,000)	-	-	(27,000)	-	-	(27,000)
Balance at June 30, 2025	179,308	$3,516,692	1,000	$100	$3,516,792	1,766	$35,328	$3,552,120

F-23

Series 312
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	39,722	$794,450	1,000	$100	$794,550	-	$-	$794,550
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	28,060	561,200	-	-	561,200	-	-	561,200
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	67,782	$1,355,650	1,000	$100	$1,355,750	-	$-	$1,355,750

Balance at January 1, 2025	84,696	$1,689,120	1,000	$100	1,689,220	241	$4,820	$1,694,040
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	2,004	40,080	-	-	40,080	-	-	40,080
Shares issued to noncontrolling interests for management services	-	-	-	-	-	648	12,960	12,960
Shares exchanged	60	1,200	-	-	1,200	(60)	(1,200)	-
Net income/(loss)	-	(12,960)	-	-	(12,960)	-	-	(12,960)
Balance at June 30, 2025	86,760	$1,717,440	1,000	$100	$1,717,540	829	$16,580	$1,734,120

F-24

Series 313
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	26,550	$528,530	1,000	$100	$528,630	124	$2,480	$531,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	198	3,960	3,960
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,960)	-	-	(3,960)	-	-	(3,960)
Balance at June 30, 2024	26,550	$524,570	1,000	$100	$524,670	322	$6,440	$531,110

Balance at January 1, 2025	26,550	$520,620	1,000	$100	520,720	520	$10,400	$531,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	204	4,113	4,113
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,113)	-	-	(4,113)	-	-	(4,113)
Balance at June 30, 2025	26,550	$516,507	1,000	$100	$516,607	724	$14,513	$531,120

F-25

Series 314
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	97,350	$1,933,430	1,000	$100	$1,933,530	679	$13,580	$1,947,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	738	14,760	14,760
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(14,760)	-	-	(14,760)	-	-	(14,760)
Balance at June 30, 2024	97,350	$1,918,670	1,000	$100	$1,918,770	1,417	$28,340	$1,947,110

Balance at January 1, 2025	97,350	$1,903,890	1,000	$100	1,903,990	2,155	$43,130	$1,947,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	744	14,887	14,887
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(14,887)	-	-	(14,887)	-	-	(14,887)
Balance at June 30, 2025	97,350	$1,889,003	1,000	$100	$1,889,103	2,899	$58,017	$1,947,120

F-26

Series 317
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	55,500	$1,103,150	1,000	$100	$1,103,250	343	$6,860	$1,110,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	420	8,400	8,400
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,400)	-	-	(8,400)	-	-	(8,400)
Balance at June 30, 2024	55,500	$1,094,750	1,000	$100	$1,094,850	763	$15,260	$1,110,110

Balance at January 1, 2025	55,500	$1,086,360	1,000	$100	1,086,460	1,183	$23,660	$1,110,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	426	8,520	8,520
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,520)	-	-	(8,520)	-	-	(8,520)
Balance at June 30, 2025	55,500	$1,077,840	1,000	$100	$1,077,940	1,609	$32,180	$1,110,120

F-27

Series 321
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	20,800	$413,350	1,000	$100	$413,450	133	$2,660	$416,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	156	3,120	3,120
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,120)	-	-	(3,120)	-	-	(3,120)
Balance at June 30, 2024	20,800	$410,230	1,000	$100	$410,330	289	$5,780	$416,110

Balance at January 1, 2025	20,800	$406,889	1,000	$100	406,989	445	$9,121	$416,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	162	3,984	3,984
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,984)	-	-	(3,984)	-	-	(3,984)
Balance at June 30, 2025	20,800	$402,906	1,000	$100	$403,006	607	$13,104	$416,110

F-28

Series 324
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	122,100	$2,426,310	1,000	$100	$2,426,410	785	$15,700	$2,442,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	924	18,480	18,480
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(18,480)	-	-	(18,480)	-	-	(18,480)
Balance at June 30, 2024	122,100	$2,407,830	1,000	$100	$2,407,930	1,709	$34,180	$2,442,110

Balance at January 1, 2025	122,100	$2,389,360	1,000	$100	2,389,460	2,633	$52,660	$2,442,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	936	18,720	18,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(18,720)	-	-	(18,720)	-	-	(18,720)
Balance at June 30, 2025	122,100	$2,370,640	1,000	$100	$2,370,740	3,569	$71,380	$2,442,120

F-29

Series 328
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	56,900	$1,131,950	1,000	$100	$1,132,050	303	$6,060	$1,138,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	432	8,640	8,640
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,640)	-	-	(8,640)	-	-	(8,640)
Balance at June 30, 2024	56,900	$1,123,310	1,000	$100	$1,123,410	735	$14,700	$1,138,110

Balance at January 1, 2025	56,900	$1,114,680	1,000	$100	1,114,780	1,167	$23,340	$1,138,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	438	8,953	8,953
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,953)	-	-	(8,953)	-	-	(8,953)
Balance at June 30, 2025	56,900	$1,105,727	1,000	$100	$1,105,827	1,605	$32,293	$1,138,120

F-30

Series 331
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	202,007	$4,039,790	1,000	$100	$4,039,890	18	$360	$4,040,250
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	8,893	177,860	-	-	177,860	-	-	177,860
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,584	31,680	31,680
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(31,680)	-	-	(31,680)	-	-	(31,680)
Balance at June 30, 2024	210,900	$4,185,970	1,000	$100	$4,186,070	1,602	$32,040	$4,218,110

Balance at January 1, 2025	210,900	$4,153,952	1,000	$100	4,154,052	3,186	$64,069	$4,218,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,608	32,723	32,723
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(32,723)	-	-	(32,723)	-	-	(32,723)
Balance at June 30, 2025	210,900	$4,121,229	1,000	$100	$4,121,329	4,794	$96,791	$4,218,120

F-31

Series 333
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	27,723	$554,070	1,000	$100	$554,170	20	$400	$554,570
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	177	3,540	-	-	3,540	-	-	3,540
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,200	4,200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,200)	-	-	(4,200)	-	-	(4,200)
Balance at June 30, 2024	27,900	$553,410	1,000	$100	$553,510	230	$4,600	$558,110

Balance at January 1, 2025	27,900	$549,220	1,000	$100	549,320	440	$8,800	$558,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,200	4,200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,200)	-	-	(4,200)	-	-	(4,200)
Balance at June 30, 2025	27,900	$545,020	1,000	$100	$545,120	650	$13,000	$558,120

F-32

Series 335
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	23,850	$475,110	1,000	$100	$475,210	95	$1,900	$477,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	180	3,600	3,600
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,600)	-	-	(3,600)	-	-	(3,600)
Balance at June 30, 2024	23,850	$471,510	1,000	$100	$471,610	275	$5,500	$477,110

Balance at January 1, 2025	23,850	$467,879	1,000	$100	467,979	455	$9,141	$477,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	180	3,667	3,667
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,667)	-	-	(3,667)	-	-	(3,667)
Balance at June 30, 2025	23,850	$464,212	1,000	$100	$464,312	635	$12,808	$477,120

F-33

Series 341
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	171,639	3,432,780	-	-	3,432,780	-	-	3,432,780
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	171,639	$3,432,780	1,000	$100	$3,432,880	-	$-	$3,432,880

Balance at January 1, 2025	222,000	$4,412,815	1,000	$100	4,412,915	1,130	$27,195	$4,440,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,674	42,503	42,503
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(42,503)	-	-	(42,503)	-	-	(42,503)
Balance at June 30, 2025	222,000	$4,370,312	1,000	$100	$4,370,412	2,804	$69,698	$4,440,110

F-34

Series 342
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	3,735	$74,710	1,000	$100	$74,810	-	$-	$74,810
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	39,265	785,300	-	-	785,300	-	-	785,300
Shares issued to noncontrolling interests for management services	-	-	-	-	-	254	5,080	5,080
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,080)	-	-	(5,080)	-	-	(5,080)
Balance at June 30, 2024	43,000	$854,930	1,000	$100	$855,030	254	$5,080	$860,110

Balance at January 1, 2025	43,000	$848,460	1,000	$100	848,560	578	$11,560	$860,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	324	6,480	6,480
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,480)	-	-	(6,480)	-	-	(6,480)
Balance at June 30, 2025	43,000	$841,980	1,000	$100	$842,080	902	$18,040	$860,120

F-35

Series 347
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	15,850	$315,870	1,000	$100	$315,970	57	$1,140	$317,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	120	2,400	2,400
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,400)	-	-	(2,400)	-	-	(2,400)
Balance at June 30, 2024	15,850	$313,470	1,000	$100	$313,570	177	$3,540	$317,110

Balance at January 1, 2025	15,850	$311,080	1,000	$100	311,180	297	$5,940	$317,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	120	2,400	2,400
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,400)	-	-	(2,400)	-	-	(2,400)
Balance at June 30, 2025	15,850	$308,680	1,000	$100	$308,780	417	$8,340	$317,120

F-36

Series 364
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	-	$-	1,000	$100	100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	53,608	1,072,160	-	-	1,072,160	-	-	1,072,160
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	53,608	$1,072,160	1,000	$100	$1,072,260	-	$-	$1,072,260

F-37

Series 378
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	23,239	$464,790	1,000	$100	$464,890	-	$-	$464,890
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	29,511	590,220	-	-	590,220	-	-	590,220
Shares issued to noncontrolling interests for management services	-	-	-	-	-	264	5,280	5,280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,280)	-	-	(5,280)	-	-	(5,280)
Balance at June 30, 2024	52,750	$1,049,730	1,000	$100	$1,049,830	264	$5,280	$1,055,110

Balance at January 1, 2025	52,750	$1,041,820	1,000	$100	1,041,920	660	$13,200	$1,055,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	402	8,040	8,040
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,040)	-	-	(8,040)	-	-	(8,040)
Balance at June 30, 2025	52,750	$1,033,780	1,000	$100	$1,033,880	1,062	$21,240	$1,055,120

F-38

Series 379
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	29,925	598,500	-	-	598,500	-	-	598,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	56	1,120	1,120
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,120)	-	-	(1,120)	-	-	(1,120)
Balance at June 30, 2024	29,925	$597,380	1,000	$100	$597,480	56	$1,120	$598,600

Balance at January 1, 2025	29,950	$593,450	1,000	$100	593,550	278	$5,560	$599,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	228	4,560	4,560
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,560)	-	-	(4,560)	-	-	(4,560)
Balance at June 30, 2025	29,950	$588,890	1,000	$100	$588,990	506	$10,120	$599,110

F-39

Series 382
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	88,050	$1,755,210	1,000	$100	$1,755,310	290	$5,800	$1,761,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	660	13,200	13,200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(13,200)	-	-	(13,200)	-	-	(13,200)
Balance at June 30, 2024	88,050	$1,742,010	1,000	$100	$1,742,110	950	$19,000	$1,761,110

Balance at January 1, 2025	88,050	$1,728,800	1,000	$100	1,728,900	1,610	$32,220	$1,761,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	672	13,440	13,440
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(13,440)	-	-	(13,440)	-	-	(13,440)
Balance at June 30, 2025	88,050	$1,715,360	1,000	$100	$1,715,460	2,282	$45,660	$1,761,120

F-40

Series 394
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	29,950	599,000	-	-	599,000	-	-	599,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	183	3,660	3,660
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,660)	-	-	(3,660)	-	-	(3,660)
Balance at June 30, 2024	29,950	$595,340	1,000	$100	$595,440	183	$3,660	$599,100

Balance at January 1, 2025	29,950	$590,910	1,000	$100	591,010	405	$8,100	$599,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	228	4,560	4,560
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,560)	-	-	(4,560)	-	-	(4,560)
Balance at June 30, 2025	29,950	$586,350	1,000	$100	$586,450	633	$12,660	$599,110

F-41

Series 397
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	195,351	$3,905,190	1,000	$100	$3,905,290	92	$1,840	$3,907,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	4,449	88,980	-	-	88,980	-	-	88,980
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,500	30,000	30,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(30,000)	-	-	(30,000)	-	-	(30,000)
Balance at June 30, 2024	199,800	$3,964,170	1,000	$100	$3,964,270	1,592	$31,840	$3,996,110

Balance at January 1, 2025	199,800	$3,934,180	1,000	$100	3,934,280	3,092	$61,840	$3,996,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,524	30,480	30,480
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(30,480)	-	-	(30,480)	-	-	(30,480)
Balance at June 30, 2025	199,800	$3,903,700	1,000	$100	$3,903,800	4,616	$92,320	$3,996,120

F-42

Series 399
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	44,801	896,020	-	-	896,020	-	-	896,020
Shares issued to noncontrolling interests for management services	-	-	-	-	-	200	4,000	4,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,000)	-	-	(4,000)	-	-	(4,000)
Balance at June 30, 2024	44,801	$892,020	1,000	$100	$892,120	200	$4,000	$896,120

Balance at January 1, 2025	44,900	$887,290	1,000	$100	887,390	536	$10,720	$898,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	342	6,840	6,840
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,840)	-	-	(6,840)	-	-	(6,840)
Balance at June 30, 2025	44,900	$880,450	1,000	$100	$880,550	878	$17,560	$898,110

F-43

Series 401
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	-	$-	1,000	$100	100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$100	$100	-	$-	$100

F-44

Series 402
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	77,700	1,554,000	-	-	1,554,000	-	-	1,554,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	369	7,380	7,380
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,380)	-	-	(7,380)	-	-	(7,380)
Balance at June 30, 2024	77,700	$1,546,620	1,000	$100	$1,546,720	369	$7,380	$1,554,100

Balance at January 1, 2025	77,700	$1,534,219	1,000	$100	1,534,319	951	$19,791	$1,554,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	588	12,463	12,463
Shares exchanged	951	19,791	-	-	19,791	(951)	(19,791)	-
Net income/(loss)	-	(12,463)	-	-	(12,463)	-	-	(12,463)
Balance at June 30, 2025	78,651	$1,541,547	1,000	$100	$1,541,647	588	$12,463	$1,554,110

F-45

Series 406
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	22,071	441,420	-	-	441,420	-	-	441,420
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	22,071	$441,420	1,000	$100	$441,520	-	$-	$441,520

Balance at January 1, 2025	68,650	$1,367,630	1,000	$100	1,367,730	269	$5,380	$1,373,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	516	10,320	10,320
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(10,320)	-	-	(10,320)	-	-	(10,320)
Balance at June 30, 2025	68,650	$1,357,310	1,000	$100	$1,357,410	785	$15,700	$1,373,110

F-46

Series 408
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	180,400	3,608,000	-	-	3,608,000	-	-	3,608,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	806	16,120	16,120
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(16,120)	-	-	(16,120)	-	-	(16,120)
Balance at June 30, 2024	180,400	$3,591,880	1,000	$100	$3,591,980	806	$16,120	$3,608,100

Balance at January 1, 2025	180,400	$3,564,770	1,000	$100	3,564,870	2,162	$43,240	$3,608,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,368	27,360	27,360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(27,360)	-	-	(27,360)	-	-	(27,360)
Balance at June 30, 2025	180,400	$3,537,410	1,000	$100	$3,537,510	3,530	$70,600	$3,608,110

F-47

Series 409
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	32,150	643,000	-	-	643,000	-	-	643,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	179	3,580	3,580
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,580)	-	-	(3,580)	-	-	(3,580)
Balance at June 30, 2024	32,150	$639,420	1,000	$100	$639,520	179	$3,580	$643,100

Balance at January 1, 2025	32,150	$634,630	1,000	$100	634,730	419	$8,380	$643,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	246	4,920	4,920
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,920)	-	-	(4,920)	-	-	(4,920)
Balance at June 30, 2025	32,150	$629,710	1,000	$100	$629,810	665	$13,300	$643,110

F-48

Series 410
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	158,905	3,178,100	-	-	3,178,100	-	-	3,178,100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	299	5,980	5,980
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,980)	-	-	(5,980)	-	-	(5,980)
Balance at June 30, 2024	158,905	$3,172,120	1,000	$100	$3,172,220	299	$5,980	$3,178,200

Balance at January 1, 2025	159,450	$3,159,150	1,000	$100	3,159,250	1,493	$29,860	$3,189,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,206	24,120	24,120
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(24,120)	-	-	(24,120)	-	-	(24,120)
Balance at June 30, 2025	159,450	$3,135,030	1,000	$100	$3,135,130	2,699	$53,980	$3,189,110

F-49

Series 461
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	1,000	$100	100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	104,425	2,088,500	-	-	2,088,500	-	-	2,088,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	532	10,640	10,640
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(10,640)	-	-	(10,640)	-	-	(10,640)
Balance at June 30, 2025	104,425	$2,077,860	1,000	$100	$2,077,960	532	$10,640	$2,088,600

F-50

Series 495
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	100	100	-	-	100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$200	$200	-	$-	$200

F-51

Consolidated
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	1,365,136	$27,220,430	35,000	$3,500	$27,223,930	4,127	$82,540	$27,306,470
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	1,000,787	20,015,740	-	-	20,015,740	-	-	20,015,740
Shares issued to noncontrolling interests for management services	-	-	-	-	-	12,879	257,580	257,580
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(257,580)		-	(257,580)	-	-	(257,580)
Balance at June 30, 2024	2,365,923	$46,978,590	36,000	$3,600	$46,982,190	17,006	$340,120	$47,322,310

Balance at January 1, 2025	2,480,446	$48,914,027	37,000	$3,700	$48,917,727	34,462	$695,473	$49,613,200
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	160,037	3,200,740	-	100	3,200,840	-	-	3,200,840
Shares issued to noncontrolling interests for management services	-	-	-	-	-	19,414	399,783	399,783
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(399,783)	-	-	(399,783)	-	-	(399,783)
Balance at June 30, 2025	2,640,483	$51,714,984	38,000	$3,900	$51,718,884	53,876	$1,095,256	$52,814,140

F-52

MASTERWORKS VAULT 2, LLC

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 301	Series 302	Series 303	Series 304	Series 305	Series 306	Series 307	Series 308	Series 310	Series 311	Series 312	Series 313	Series 314
Cash Flows from Operating Activities:
Net income/(loss)	$(5,400)	(4,200)	(1,440)	(5,280)	(2,160)	(2,640)	(4,492)	(18,720)	(6,600)	(27,000)	(12,960)	(4,113)	(14,887)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	5,400	4,200	1,440	5,280	2,160	2,640	4,492	18,720	6,600	27,000	12,960	4,113	14,887
Changes in operating assets and liabilities:
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	(40,080)	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	(40,080)	-	-

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	-	-	-	-	-	-
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	-	-	-	-	-	-	-	-	-	-
Proceeds from issuance of Class A ordinary shares	-	-	-	-	-	-	-	-	-	-	40,080	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	40,080	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	120	120	120	120	120	2,120	120	120	120	120	120	120	120
Cash and Cash Equivalents, end of period	$120	120	120	120	120	2,120	120	120	120	120	120	120	120

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	-	-	-	-	-	-	-	-	-	-	-	-
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-53

	Series 317	Series 321	Series 324	Series 328	Series 331	Series 333	Series 335	Series 341	Series 342	Series 347	Series 364	Series 378	Series 379
Cash Flows from Operating Activities:
Net income/(loss)	$(8,520)	(3,984)	(18,720)	(8,953)	(32,723)	(4,200)	(3,667)	(42,503)	(6,480)	(2,400)	-	(8,040)	(4,560)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	8,520	3,984	18,720	8,953	32,723	4,200	3,667	42,503	6,480	2,400	-	8,040	4,560
Changes in operating assets and liabilities:
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	(1,072,160)	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	(1,072,160)	-	-

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	-	-	-	-	-	-
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	-	-	-	-	-	-	-	8,700	-	-
Proceeds from issuance of Class A ordinary shares	-	-	-	-	-	-	-	-	-	-	1,072,160	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	1,080,860	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	8,700	-	-
Cash and Cash Equivalents, beginning of period	120	120	120	120	120	120	120	110	120	120	100	120	110
Cash and Cash Equivalents, end of period	$120	110	120	120	120	120	120	110	120	120	8,800	120	110

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	-	-	-	-	-	-	-	-	-	-	-	-
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-54

	Series 382	Series 394	Series 397	Series 399	Series 401	Series 402	Series 406	Series 408	Series 409	Series 410	Series 461	Series 495	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$(13,440)	(4,560)	(30,480)	(6,840)	-	(12,463)	(10,320)	(27,360)	(4,920)	(24,120)	(10,640)	-	(399,783)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	13,440	4,560	30,480	6,840	-	12,463	10,320	27,360	4,920	24,120	10,640	-	399,783
Changes in operating assets and liabilities:
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	(2,088,500)	-	(3,200,740)
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	(2,088,500)	-	(3,200,740)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	-	-	-	-	100	100
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	-	-	-	-	-	-	-	500	55,020	64,220
Proceeds from issuance of Class A ordinary shares	-	-	-	-	-	-	-	-	-	-	256,080	-	1,368,320
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	256,580	55,120	1,432,640

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	(1,831,920)	55,120	(1,768,100)
Cash and Cash Equivalents, beginning of period	120	110	120	110	100	110	110	110	110	110	1,832,520	-	1,838,710
Cash and Cash Equivalents, end of period	$120	110	120	110	100	110	110	110	110	110	600	55,120	70,600

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	-	-	-	-	-	-	-	-	-	1,832,420	-	1,832,420
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-55

MASTERWORKS VAULT 2, LLC

Consolidated Statement of Cash Flows

For the period from January 1, 2024 through June 30, 2024

	Series 301	Series 302	Series 303	Series 304	Series 305	Series 306	Series 307	Series 308	Series 310	Series 311	Series 312	Series 313	Series 314
Cash Flows from Operating Activities:
Net income/(loss)	$(5,280)	(3,440)	(1,440)	(3,340)	(2,040)	(2,520)	(4,200)	(18,360)	(6,480)	(15,840)	-	(3,960)	(14,760)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - administrative services fees	5,280	3,440	1,440	3,340	2,040	2,520	4,200	18,360	6,480	15,840	-	3,960	14,760
Changes in operating assets and liabilities:
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	(334,580)	-	(69,500)	-	-	-	-	-	(2,232,600)	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	(334,580)	-	(69,500)	-	-	-	-	-	(2,232,600)	-	-	-

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	-	-	-	-	-	-
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	-	-	-	-	-	-	-	1,500	-	-
Proceeds from issuance of Class A ordinary shares	-	331,480	-	289,140	-	-	-	-	-	2,227,600	543,200	-	-
Proceeds from non-interest bearing advance from affiliate	-	500	-	-	-	-	-	-	-	100	100	-	-
Repayment of non-interest bearing advance from affiliate	-	(500)	-	(221,140)	-	-	-	-	-	(100)	(561,300)	-	-
Net Cash Provided/(Used) in Financing Activities	-	331,480	-	68,000	-	-	-	-	-	2,227,600	(16,500)	-	-

Net Change in Cash and Cash Equivalents	-	(3,100)	-	(1,500)	-	-	-	-	-	(5,000)	(16,500)	-	-
Cash and Cash Equivalents, beginning of period	110	3,210	110	1,610	110	2,110	110	110	110	5,110	18,110	110	110
Cash and Cash Equivalents, end of period	$110	110	110	110	110	2,110	110	110	110	110	1,610	110	110

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	3,600	-	1,500	-	-	-	-	-	5,000	18,000	-	-
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-56

	Series 317	Series 321	Series 324	Series 328	Series 331	Series 333	Series 335	Series 341	Series 342	Series 347	Series 364	Series 378	Series 379
Cash Flows from Operating Activities:
Net income/(loss)	$(8,400)	(3,120)	(18,480)	(8,640)	(31,680)	(4,200)	(3,600)	-	(5,080)	(2,400)	-	(5,280)	(1,120)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - administrative services fees	8,400	3,120	18,480	8,640	31,680	4,200	3,600	-	5,080	2,400	-	5,280	1,120
Changes in operating assets and liabilities:
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	(177,860)	(3,540)	-	(4,000,000)	(785,300)	-	-	(105,000)	(598,500)
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	(177,860)	(3,540)	-	(4,000,000)	(785,300)	-	-	(105,000)	(598,500)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	-	-	-	100	-	-
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	-	-	-	-	236,560	-	-	-	-	500
Proceeds from issuance of Class A ordinary shares	-	-	-	-	166,360	-	-	3,176,060	747,200	-	-	589,420	586,400
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	2,101,360	2,000	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	(1,534,140)	(2,000)	-	-	(485,220)	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	166,360	-	-	3,979,840	747,200	-	100	104,200	586,900

Net Change in Cash and Cash Equivalents	-	-	-	-	(11,500)	(3,540)	-	(20,160)	(38,100)	-	100	(800)	(11,600)
Cash and Cash Equivalents, beginning of period	110	110	110	110	11,610	3,650	110	256,820	38,210	110	-	910	12,200
Cash and Cash Equivalents, end of period	$110	110	110	110	110	110	110	236,660	110	110	100	110	600

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	-	-	-	11,500	3,540	-	256,720	38,100	-	-	800	12,100
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-57

	Series 382	Series 394	Series 397	Series 399	Series 401	Series 402	Series 406	Series 408	Series 409	Series 410	Series 461	Series 495	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$(13,200)	(3,660)	(30,000)	(4,000)	-	(7,380)	-	(16,120)	(3,580)	(5,980)	-	-	(257,580)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - administrative services fees	13,200	3,660	30,000	4,000	-	7,380	-	16,120	3,580	5,980	-	-	257,580
Changes in operating assets and liabilities:
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	(599,000)	(88,980)	(896,020)	-	(1,554,000)	(1,223,177)	(3,608,000)	(643,000)	(3,178,100)	-	-	(20,097,157)
Net Cash Provided/(Used) in Investing Activities	-	(599,000)	(88,980)	(896,020)	-	(1,554,000)	(1,223,177)	(3,608,000)	(643,000)	(3,178,100)	-	-	(20,097,157)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	-	-	-	-	-	100
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	1,480	3,920	-	-	-	-	3,560	-	-	247,520
Proceeds from issuance of Class A ordinary shares	-	53,200	86,980	576,500	-	481,640	441,420	2,097,140	71,994	2,750,520	-	-	15,216,254
Proceeds from non-interest bearing advance from affiliate	-	-	-	144,840	-	311,640	877,237	622,020	1,747	25,000	-	-	4,086,544
Repayment of non-interest bearing advance from affiliate	-	-	-	(144,840)	-	(311,640)	(95,480)	(622,020)	(1,747)	(25,000)	-	-	(4,005,127)
Net Cash Provided/(Used) in Financing Activities	-	53,200	86,980	577,980	3,920	481,640	1,223,177	2,097,140	71,994	2,754,080	-	-	15,545,290

Net Change in Cash and Cash Equivalents	-	(545,800)	(2,000)	(318,040)	3,920	(1,072,360)	-	(1,510,860)	(571,006)	(424,020)	-	-	(4,551,866)
Cash and Cash Equivalents, beginning of period	110	545,900	2,110	319,620	100	1,072,460	100	1,510,960	571,106	427,680	-	-	4,805,236
Cash and Cash Equivalents, end of period	$110	100	110	1,580	4,020	100	100	100	100	3,660	-	-	253,370

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	545,800	2,000	319,520	-	1,072,360	-	1,510,860	571,006	427,580	-	-	4,799,986
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2025 and 2024

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks Vault 2, LLC (the “Company”) was formed on May 24, 2023 as a Delaware series limited liability company to facilitate investment in individual works of art (each, an “Artwork”) that will be owned by individual series of the Company. We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended. Each series issues Class A ordinary shares (“Class A shares”) representing ordinary membership interests in such series upon each closing of the series offering. Immediately following the consummation of the series offering, investors participating in such series offering will own 100% of the outstanding Class A shares issued by such series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

All the proceeds from a series offering will be used to pay, directly or indirectly, for the acquisition of a single Artwork, and to pay an expense allocation to Masterworks Gallery, LLC (“Gallery”), a subsidiary of Masterworks, LLC (“Masterworks”), equal to 11% of the purchase price of the Artwork (or approximately 10% of the size of each series offering). The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Principles of Consolidation – The consolidated financial statements of each individual series include the accounts of the individual series and a segregated portfolio of Masterworks Cayman, SPC, a Cayman Islands segregated portfolio company (a “SPC”). Each individual series holds title to the specific Artwork that it acquires in a SPC. When a SPC acquires title to an Artwork, the segregated portfolio will issue the applicable series the same number of SPC ordinary shares (“SPC Ordinary shares”) in the segregated portfolio as the number of Class A shares offered to investors in the series offering, and such SPC Ordinary shares shall initially represent 100% of the outstanding equity interests in such segregated portfolio. In the event any additional Class A shares are issued following the closing of a series offering, upon a conversion of Class B ordinary shares or exchange of SPC Preferred shares (as defined in this Note), additional SPC Ordinary shares will be issued to the applicable series, such that at all relevant times the number of outstanding SPC Ordinary shares held by a series shall equal the number of outstanding Class A shares for such series. The accounts of any such series and its corresponding segregated portfolio of the SPC represent the consolidated financial statements of such series, due to the fact that any such series treats the corresponding segregated portfolio as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Subtopic 810-10 Consolidation: Overall (“ASC 810”) . All significant intercompany transactions and balances have been eliminated in consolidation.

The Company reports consolidated financial statements of all its series given that they are under common control. In accordance with ASC 810, reporting entities eliminate intercompany transactions in consolidated financial statements and noncontrolling interest is presented in the consolidated financial statements when a subsidiary of any of the consolidated entities has a noncontrolling interest.

Members’ Liability – The Company is organized as a Delaware series limited liability company, and the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. Similarly, as a Cayman Islands segregated portfolio company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing of a particular segregated portfolio of SPC are segregated and enforceable only against the assets of such segregated portfolio under Cayman Islands law. This means that a creditor of the Company would only be entitled to recover against assets attributed and credited to the specific series of the Company that has a direct financial obligation to such creditor. As such, the liability of a member of a series of the Company for the financial obligations of the series of the Company is limited to the member’s contribution of capital to such series.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Cash – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account.

Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase, including investments in money market funds, to be cash equivalents. These investments are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

F-59

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Artwork – The Artwork of each series is recorded at cost, which is the purchase price paid for the Artwork plus the Expense Allocation (as defined below), and any other expenditure deemed necessary to bring the Artwork to the intended use (e.g. shipping costs and import taxes). Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets (“ASC-360”). Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the Artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s consolidated financial statements. There were no events or circumstances indicating impairment of the Artwork for the period presented.

Expense Allocation – Each series of the Company agreed to pay Gallery an expense allocation payment equal to 11% of the purchase price of the Artwork, which is intended to be a fixed non-recurring expense allocation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No other expenses associated with the organization of the Company, any series offering, or the purchase and securitization of the Artwork will be paid, directly or indirectly, by the Company, any series or investors in any series offering.

Concentration of Credit Risk – Financial instruments that potentially subject each series of the Company to a concentration of credit risk consist of cash and cash equivalents. Substantially all the cash of each series of the Company is held by two financial institutions that management believes are of high credit quality in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

F-60

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per Class A ordinary Share – Basic earnings (loss) per share is calculated by dividing net income (loss) attributable to Class A ordinary shareholders by the weighted-average number of Class A ordinary shares outstanding during the period. For diluted earnings per shares, the weighted-average share count also includes additional Class A shares that could be issued from:

1.	The exchange of SPC Preferred shares (as defined later in this Note)
2.	The conversion of Class B shares, if any, based on the estimated fair value of the related Artwork.

If a Series reports a net loss for the period, diluted earnings per share equals basic earnings per share because the inclusion of potentially dilutive securities would be anti-dilutive.

Income Taxes – The Company is a Delaware series limited liability company, and the Company is treated as a partnership for U.S. tax purposes. Each series is disregarded for income tax purposes. As such, the Company and each of its series are pass-throughs for income tax purposes and generally not subject to federal or state income taxes. Instead, each series’ taxable income or loss, which may differ significantly from the income or loss reported in the financial statements, is allocated to its members and each member is responsible for reporting their share of the series’ taxable income or loss on their federal and state tax returns. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and all major taxing jurisdictions, the Administrator has determined that the Company and each series qualify as pass-through entities with no uncertain tax positions requiring recognition in the financial statements. If any series incurs an income tax liability in the future, interest on the liability will be recorded as interest expense and penalties will be recorded as income tax expense for that series. The Administrator does not anticipate material changes to its assessment of uncertain tax positions in the next twelve months. However, this conclusion may be subject to review and adjustment based on changes in tax laws, regulations, interpretations, or other factors, including the timing of deductions, income allocation across jurisdictions, and compliance with U.S., state, and foreign tax laws.

Unsettled Subscriptions and Investor Subscription Deposits – The unsettled subscriptions and investor subscription deposits consist of amounts received from potential investors that are expected to be settled in Class A shares of a series at an undetermined future date upon closing of the relevant offering.

Organizational and Offering Costs – The Administrator will pay all of the Company’s ordinary ongoing operating costs and expenses and manage all management services relating to the Company’s business, each series and the Artwork of each series in exchange for SPC Preferred shares as later defined in this Note.

Organizational and offering costs include all expenses relating to the formation of the Company and its series, the qualification of the series’ offerings, and the marketing and distribution of each series’ Class A shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distribution costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the series’ offerings; and qualification of the sale of Class A shares of a series under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s consolidated financial statements.

F-61

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Members’ Equity – Members’ equity for each series is comprised of different types of membership interests: Class A shares, Class B ordinary shares (“Class B shares”), a Class C ordinary share (“Class C share”), as well as SPC preferred shares (“SPC Preferred shares”) and SPC ordinary shares (“SPC Ordinary shares”) of SPC:

Class A shares - The Class A shares of each series represent in the aggregate 100% of the members’ capital accounts of each such series and an 80% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses.

The authorized number of Class A shares for each series is limited to the primary offering number of shares plus: (i) the number of Class A shares which may be issued upon exchange of the SPC Preferred shares, plus (ii) shares which may be issued upon conversion of Class B shares. All Class A shares have certain limited voting and approval rights, including for the issuance of additional shares and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares - The Class B shares of each series initially held by Masterworks Foundry, LLC (“Foundry”) are profit interests that represent a 20% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses. In addition, prior to a sale of the Artwork, Class B shares of series may be converted into Class A shares of such series with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Consolidated Statement of Members’ Equity. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares for any series have 100% of the voting rights prior to the issuance of Class A shares of such series and no voting rights after the issuance of Class A shares of such series.

Class C share - The Class C share of each series represents a special class of membership interests, which has no economic rights or obligations, other than so-called “kick-out” rights, meaning the holder has the right to remove, replace or reconstitute the Company’s Board of Managers. The Class C shares can only be issued to, transferred to, or held by, a Masterworks affiliate and there can only be one holder of Class C shares of all series of the Company at any point in time.

SPC Preferred shares - The SPC Preferred shares have a $20 per share liquidation preference over SPC Ordinary shares and are “non-participating”, meaning they do not entitle the holder to receive more than $20 per SPC Preferred share. The SPC Preferred shares entitle the holder to receive cash upon any sale of the Artwork held by the issuing segregated portfolio in an amount up to $20 per share before any payment is made in respect of the Class A shares. The SPC Preferred shares are exchangeable into Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. If there is a sale of Artwork resulting in a net loss (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of less than $20 per Class A share), the Administrator, as the holder of the SPC Preferred shares, would effectively receive up to $20 per SPC Preferred share in preference to any distribution made to Class A shareholders. If the Artwork sale results in a net profit (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of more than $20 per Class A share), the Administrator would exchange its SPC Preferred shares into Class A shares prior to the liquidating distribution and would receive the same economics per Class A share as other Class A shareholders. The number of SPC Preferred shares shall be limited to the number of SPC Preferred shares which may be issued pursuant to a management service agreement signed with the Administrator (Note 2).

SPC Ordinary shares - The SPC Ordinary shares represent a 100% residual economic ownership interest in the Segregated Portfolio that owns the Artwork, after deduction of amounts payable in respect of the SPC Preferred shares, if any. Each Series’ membership interest represented by SPC Ordinary shares is eliminated upon consolidation between each Series and its corresponding SPC.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork of any series is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the Artwork title to the buyer.

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2. RELATED PARTY TRANSACTIONS

Management services are provided pursuant to a management services agreement among the Company, on behalf of each applicable series, Masterworks Cayman, SPC, on behalf of each applicable segregated portfolio, and the Administrator, which was entered into prior to the initial closing of the initial series offerings, and incorporates a “unitary” fee structure (the “Management Services Agreement”). This means the Administrator will pay all of the ordinary ongoing operating costs and expenses and manage all management services relating to the business, each series and the Artwork of each series in exchange for preferred equity interests in Masterworks Cayman, SPC (the “SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman, SPC outstanding, per annum. The Company recognizes the management services fees expense at the time of issuance of the related SPC Preferred shares as the requisite service period is considered completed. Once earned, the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. The SPC Preferred shares are recorded using the net asset value effective as of the applicable quarter-end in which the management services fee is due and payable.

The management services fee covers all ordinary operating costs of the Company and each series; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork of each series. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence for the applicable series, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold, and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of all series of the Company voting as a single class vote to remove and replace the Administrator, which would result in termination of the Management Services Agreement.

Additionally, the Management Services Agreement also provides that the Administrator will pay each series of the Company a de minimis annual royalty for the rights to commercialize the Artwork of each series for the duration of the operations of the Company.

All balances and transactions denoted as to or from “affiliate” on the accompanying consolidated balance sheet, statement of operations, and statement cash flows represent related party transactions.

F-63

3. FAIR VALUE MEASUREMENTS

Financial assets are recorded at fair value, which is defined as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date.

The accounting guidance establishes a three-tier fair value hierarchy based on the inputs used in valuation:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.
●	Level 2: Observable inputs other than quoted prices, including market data for similar assets or liabilities.
●	Level 3: Unobservable inputs based on management’s estimates, considering valuation risks.

Each series determines fair value using quoted prices, market data, or valuation techniques that prioritize observable inputs while considering counterparty credit risk.

If a series holds financial assets, the following table(s) present their fair value by hierarchy level (in thousands):

June 30, 2025
	Level 1	Level 2	Level 3	Total
Assets
Money Market Funds	$-	$-	$-	$-

Total Assets	$-	$-	$-	$-

4. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets other than the Artworks beneficially owned by each series, has no employees, and has no debts or contractual obligations, other than a management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork of each series is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the Administrator, which are payable in the form of SPC Preferred shares that are convertible to Class A shares, hence, representing membership interests in the Company. The value of Artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork of each series estimated by management has no impact on the number of SPC Preferred shares issued or Class A shares issuable upon conversion thereof.

The Company is subject to an exceptionally high level of concentration risk. The Artwork of any series can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

5. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2025 and reflected their effects, if any, in these statements through September 26, 2025, the date the financial statements were available to be issued, and a summary of material events is set forth below.

The table below shows offerings, which have been qualified after the date of the financial statements through September 26, 2025:

Series	Underlying Asset	Maximum Offering Size	Class A shares	Qualification Date
Series 499	Painting by Christine Ay Tjoe	$611,000	30,550	7/30/2025
Series 504	Painting by Banksy	$624,000	31,200	7/30/2025
Series 505	Painting by Sam Gilliam	$157,000	7,850	8/21/2025
Series 509	Painting by Sam Gilliam	$999,000	49,950	9/25/2025

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on June 2, 2023).*
2.2	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on June 2, 2023).*
2.3	Form of Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-U filed on January 4, 2024).*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A POS filed on August 2, 2023).*
6.2	Form of Designation of SPC Ordinary Shares and SPC Preferred Shares (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-U filed on August 31, 2023).*
6.3	Form of Amended and Restated Management Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on January 4, 2024).*
6.4	Form of Amended and Restated Financing, License and Sourcing Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on February 9, 2024).*
6.5	Art Purchase Agreement for Series 301 (incorporated by reference to the copy thereof submitted as Exhibit 6.5 to the Company’s Form 1-A filed on June 2, 2023).*
6.6	Art Purchase Agreement for Series 302 (incorporated by reference to the copy thereof submitted as Exhibit 6.6 to the Company’s Form 1-A filed on June 2, 2023).*
6.7	Art Purchase Agreement for Series 303 (incorporated by reference to the copy thereof submitted as Exhibit 6.7 to the Company’s Form 1-A filed on June 2, 2023).*
6.8	Art Purchase Agreement for Series 304 (incorporated by reference to the copy thereof submitted as Exhibit 6.8 to the Company’s Form 1-A filed on June 2, 2023).*
6.9	Art Purchase Agreement for Series 305 (incorporated by reference to the copy thereof submitted as Exhibit 6.9 to the Company’s Form 1-A filed on June 2, 2023).*
6.10	Art Purchase Agreement for Series 306 (incorporated by reference to the copy thereof submitted as Exhibit 6.10 to the Company’s Form 1-A filed on June 2, 2023).*
6.11	Art Purchase Agreement for Series 308 (incorporated by reference to the copy thereof submitted as Exhibit 6.11 to the Company’s Form 1-A filed on June 2, 2023).*
6.12	Art Purchase Agreement for Series 310 (incorporated by reference to the copy thereof submitted as Exhibit 6.12 to the Company’s Form 1-A filed on June 2, 2023).*
6.13	Art Purchase Agreement for Series 311 (incorporated by reference to the copy thereof submitted as Exhibit 6.13 to the Company’s Form 1-A filed on June 2, 2023).*
6.14	Art Purchase Agreement for Series 312 (incorporated by reference to the copy thereof submitted as Exhibit 6.14 to the Company’s Form 1-A filed on June 2, 2023).*
6.15	Art Purchase Agreement for Series 313 (incorporated by reference to the copy thereof submitted as Exhibit 6.15 to the Company’s Form 1-A filed on June 2, 2023).*
6.16	Art Purchase Agreement for Series 314 (incorporated by reference to the copy thereof submitted as Exhibit 6.16 to the Company’s Form 1-A filed on June 2, 2023).*
6.17	Art Purchase Agreement for Series 317 (incorporated by reference to the copy thereof submitted as Exhibit 6.17 to the Company’s Form 1-A POS filed on June 21, 2023).*
6.18	Art Purchase Agreement for Series 321 (incorporated by reference to the copy thereof submitted as Exhibit 6.18 to the Company’s Form 1-A POS filed on June 21, 2023).*
6.19	Art Purchase Agreement for Series 324 (incorporated by reference to the copy thereof submitted as Exhibit 6.19 to the Company’s Form 1-A POS filed on June 21, 2023).*
6.20	Art Purchase Agreement for Series 307 (incorporated by reference to the copy thereof submitted as Exhibit 6.20 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.21	Art Purchase Agreement for Series 328 (incorporated by reference to the copy thereof submitted as Exhibit 6.21 to the Company’s Form 1-A POS filed on July 18, 2023).*

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6.22	Art Purchase Agreement for Series 331 (incorporated by reference to the copy thereof submitted as Exhibit 6.22 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.23	Art Purchase Agreement for Series 333 (incorporated by reference to the copy thereof submitted as Exhibit 6.23 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.24	Art Purchase Agreement for Series 335 (incorporated by reference to the copy thereof submitted as Exhibit 6.24 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.25	Art Purchase Agreement for Series 341 (incorporated by reference to the copy thereof submitted as Exhibit 6.25 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.26	Art Purchase Agreement for Series 347 (incorporated by reference to the copy thereof submitted as Exhibit 6.26 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.27	Art Purchase Agreement for Series 379 (incorporated by reference to the copy thereof submitted as Exhibit 6.27 to the Company’s Form 1-A POS filed on August 22, 2023).*
6.28	Art Purchase Agreement for Series 382 (incorporated by reference to the copy thereof submitted as Exhibit 6.28 to the Company’s Form 1-A POS filed on September 5, 2023).*
6.29	Art Purchase Agreement for Series 342 (incorporated by reference to the copy thereof submitted as Exhibit 6.29 to the Company’s Form 1-A POS filed on September 15, 2023).*
6.30	Art Purchase Agreement for Series 378 (incorporated by reference to the copy thereof submitted as Exhibit 6.30 to the Company’s Form 1-A POS filed on September 15, 2023).*
6.31	Art Purchase Agreement for Series 394 (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on October 13, 2023).*
6.32	Art Purchase Agreement for Series 397 (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on October 2, 2023).*
6.33	Art Purchase Agreement for Series 401 (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-U filed on October 2, 2023).*
6.34	Art Purchase Agreement for Series 399 (incorporated by reference to the copy thereof submitted as Exhibit 6.34 to the Company’s Form 1-A POS filed on October 13, 2023).*
6.35	Art Purchase Agreement for Series 402 (incorporated by reference to the copy thereof submitted as Exhibit 6.35 to the Company’s Form 1-A POS filed on October 13, 2023).*
6.36	Art Purchase Agreement for Series 406 (incorporated by reference to the copy thereof submitted as Exhibit 6.36 to the Company’s Form 1-A POS filed on October 13, 2023).*
6.37	Art Purchase Agreement for Series 408 (incorporated by reference to the copy thereof submitted as Exhibit 6.37 to the Company’s Form 1-A POS filed on October 13, 2023).*
6.38	Art Purchase Agreement for Series 409 (incorporated by reference to the copy thereof submitted as Exhibit 6.38 to the Company’s Form 1-A POS filed on October 13, 2023).*
6.39	Art Purchase Agreement for Series 410 (incorporated by reference to the copy thereof submitted as Exhibit 6.39 to the Company’s Form 1-A POS filed on October 13, 2023).*
6.40	Art Purchase Agreement for Series 364 (incorporated by reference to the copy thereof submitted as Exhibit 6.40 to the Company’s Form 1-A POS filed on May 23, 2024).*
6.41	Art Purchase Agreement for Series 461 (incorporated by reference to the copy thereof submitted as Exhibit 6.41 to the Company’s Form 1-A POS filed on December 11, 2024).*
6.42	Art Purchase Agreement for Series 495 (incorporated by reference to the copy thereof submitted as Exhibit 6.42 to the Company’s Form 1-A POS file on May 27, 2025).*

* Filed Previously

8

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 2, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nigel S. Glenday	Chief Executive Officer	September 26, 2025
Nigel S. Glenday	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	September 26, 2025
Nigel S. Glenday	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 26, 2025
Joshua B. Goldstein

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